FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of May 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|   No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                 (Registrant)


28 May 2003                                 By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


28 May 2003                                 By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

GROHE HOLDING GMBH, HEMER


Interim Financial Information
March 31, 2003 and 2002

GROHE HOLDING GMBH, HEMER


Interim Financial Information
March 31, 2003 and 2002


TABLE OF CONTENTS


Forward looking statements..................................................................................iii
Unaudited Interim Consolidated Financial Statements...........................................................1
         Unaudited Consolidated Statements of Operations......................................................2
         Consolidated Balance Sheets..........................................................................3
         Unaudited Consolidated Statements of Changes in Shareholders' Equity.................................5
         Unaudited Consolidated Statements of Cash Flows......................................................6
         Notes to the Unaudited Interim Financial Statements..................................................7
Operating and Financial Review and Prospects.................................................................25
Quantitative and Qualitative Disclosure about Market Risk....................................................39
Calculations of EBITDA as defined in the Indenture...........................................................48

FORWARD-LOOKING STATEMENTS

THIS REPORT INCLUDES FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS REPORT, INCLUDING THE STATEMENTS UNDER THE HEADINGS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" AND "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK" AND ELSEWHERE IN THIS INTERIM REPORT REGARDING OUR FINANCIAL CONDITION OR PLANS TO INCREASE REVENUES AND STATEMENTS REGARDING OTHER FUTURE EVENTS OR PROSPECTS, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "MAY", "WILL", "EXPECT", "ANTICIPATE", "BELIEVE", "FUTURE", "AIM", "CONTINUE", "HELP", "ESTIMATE", "PLAN", "INTEND", "SHOULD", "SHALL" OR THE NEGATIVE OR OTHER VARIATIONS OF THEM AS WELL AS OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACT, ARE OR MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON MANAGEMENT'S CURRENT VIEW WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE VIEWS REFLECT THE BEST JUDGMENT OF OUR EXECUTIVES BUT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PREDICTED IN OUR FORWARD-LOOKING STATEMENTS AND FROM PAST RESULTS, PERFORMANCE OR ACHIEVEMENTS. ALTHOUGH WE BELIEVE THAT THE ESTIMATES AND PROJECTIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, SUCH ESTIMATES AND PROJECTIONS MAY PROVE TO BE INCORRECT, AND OUR ACTUAL RESULTS MAY DIFFER FROM THOSE DESCRIBED IN OUR FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION AND CHANGES IN RAW MATERIAL PRICES.

WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ALL SUBSEQUENT WRITTEN OR ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED IN THIS REPORT AND IN OUR ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2002 FILED WITH THE US SEC ON APRIL 30, 2003. AS A RESULT OF THE RISKS, UNCERTAINTIES AND ASSUMPTIONS, YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

GROHE HOLDING GMBH, HEMER


Unaudited Interim Consolidated Financial Statements
March 31, 2003 and 2002

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)





                                                                       Three months ended March 31,
                                                                    ------------------------------------
                                                             NOTE         2003              2002
                                                             ----   ----------------- ------------------
Sales                                                                     237,812            239,702
Cost of sales                                                            (133,499)          (133,335)
                                                                    ----------------- ------------------
Gross profit                                                              104,313            106,367
                                                                    ----------------- ------------------

Selling, general and administrative expenses                              (57,440)           (56,531)
Research and development                                                   (6,334)            (5,501)
Amortization of tradename                                                  (4,838)            (4,836)
                                                                    ----------------- ------------------
Total operating expenses                                                  (68,612)           (66,868)
                                                                    ----------------- ------------------


Operating income                                                           35,701             39,499

Interest income                                                               693                519
Interest expense                                                          (22,666)           (18,038)
Income (loss) from equity method investees                                     44                 (9)
Financial income (loss) from derivatives                      3              (984)             1,310
Other income and expense, net                                 4               204                822

                                                                    ----------------- ------------------
Income before income taxes and
    minority interests                                                     12,992             24,103

Income tax expense                                                         (4,934)           (10,042)

                                                                    ----------------- ------------------

Income before minority interests                                            8,058             14,061

Minority interests                                                           (206)              (187)

                                                                    ----------------- ------------------

Net income                                                                  7,852             13,874

                                                                    ================= ==================





                 The accompanying notes are an integral part of
               these unaudited consolidated financial statements.

                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                                 March 31,         December 31,
                                                                                    2003               2002
                                                                     NOTE       (unaudited)
                                                                    --------  -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                                     45,918             71,299
     Restricted cash                                                               24,655             31,274

     Accounts receivable
       Trade accounts receivable less allowance for doubtful
           accounts of EUR7,393 and EUR6,455 at March 31, 2003
           and December 31, 2002, respectively                                    175,972            143,203
       Due from equity method investees                                             2,079              1,810
                                                                              -----------------  -----------------
                                                                                  178,051            145,013
                                                                              -----------------  -----------------

     Inventories                                                       5          102,239            108,195
     Deferred income taxes                                                          4,012              5,146
     Prepaid expenses                                                               1,992              1,498
     Other current assets                                                          33,840             33,050

                                                                              -----------------  -----------------
         Total current assets                                                     390,707            395,475
                                                                              -----------------  -----------------


     Investments in equity method investees                                           998              1,510
     Deferred income taxes                                                          1,740              1,329
     Other noncurrent assets                                                       23,627             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                                      128,553            129,162
       Equipment and machinery, net                                                25,877             28,309
       Other factory and office equipment, net                                     46,005             48,274
       Advances and construction in process                                        13,307             13,261
                                                                              -----------------  -----------------
                                                                                  213,742            219,006
                                                                              -----------------  -----------------


     Intangible assets                                                 6
       Tradename, net                                                             221,979            226,817
       Software and other intangible assets, net                                   12,811             11,226
       Intangible pension asset                                                       194                202
                                                                              -----------------  -----------------
                                                                                  234,984            238,245
                                                                              -----------------  -----------------

     Goodwill, net                                                     7          444,852            445,011

                                                                              -----------------  -----------------
         Total assets                                                            1,310,650         1,322,897
                                                                              =================  =================






                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)



                                                                               March 31,         December 31,
                                                                                  2003              2002
                                                                   NOTE       (unaudited)
                                                                 ---------  -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                  8             24,759              73,184
     Current maturities of capital leases                                            576                 656
     Short-term debt to banks                                                      3,900               4,054

     Trade accounts payable                                                       20,228              34,599
     Current tax liabilities                                                      18,415              16,780
     Other accrued expenses and current liabilities                 9            138,083             142,910

                                                                            -----------------  ------------------
       Total current liabilities                                                 205,961             272,183
                                                                            -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                        8            322,291             279,954
     Long-term debt to related parties                                           136,976             133,148
     Long-term debt to shareholders                                               40,662              39,526
     Bonds payable                                                               200,000             200,000
     Capital leases                                                                  404                 518
     Pension and similar obligations                                             154,645             152,400
     Other accrued expenses and noncurrent liabilities                            16,600              16,435
     Deferred income taxes                                                        72,557              75,297
                                                                            -----------------  ------------------
       Total noncurrent liabilities                                              944,135             897,278
                                                                            -----------------  ------------------

   Commitments and contingencies                                    10

   Minority interests in consolidated subsidiaries                                 1,613               2,068

   Shareholders' equity
     Share capital                                                                51,374              51,374
     Additional paid in capital, net of subscription
        receivable of EUR283 at March 31, 2003
        and December 31, 2002, respectively                                      163,204             163,204
     Deferred compensation                                                        (1,511)             (1,788)
     Accumulated deficit                                                         (49,658)            (57,510)
     Accumulated other comprehensive loss                                         (4,468)             (3,912)
                                                                            -----------------  ------------------
       Total shareholders' equity                                                158,941             151,368
                                                                            -----------------  ------------------

         Total liabilities and shareholders' equity                            1,310,650           1,322,897
                                                                            =================  ==================








                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                               GROHE HOLDING GMBH
      UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (EURO IN THOUSANDS)


                                                                                                    Accumulated other
                                                                                                   Comprehensive income
                                                                                            -----------------------------------
                                                                                             Foreign    Deferred
                                                           Additional Deferred               currency     gain       Minimum
                                                    Share   paid in    compen-  Accumulated translation on hedge     pension
                                                   capital  capital    sation     deficit   adjustment  contracts   liability
                                                   -------  -------    ------     -------   ----------  ---------   ---------


Balance at December 31, 2002                       51,374   163,204    (1,788)    (57,510)   (3,429)          0        (483)
                                                  -------- ---------- --------- ----------- ----------- ---------- -----------
       Amortization of deferred compensation                              277
       Comprehensive income (loss):
          Net income                                                                7,852
          Foreign currency translation adjustment                                            (4,045)
          Cash flow hedges                                                                                3,481
          Minimum pension liability adjustment                                                                            8

                 Total comprehensive income

                                                  -------- ---------- --------- ----------- ----------- ---------- -----------


Balance at March 31, 2003                          51,374   163,204    (1,511)    (49,658)   (7,474)      3,481        (475)
                                                  ======== ========== ========= =========== =========== ========== ===========

                                                      Total
                                                  shareholders'
                                                     equity
                                                     ------


Balance at December 31, 2002                         151,368
                                                  --------------
       Amortization of deferred compensation             277
       Comprehensive income (loss):
          Net income                                   7,852
          Foreign currency translation adjustment     (4,045)
          Cash flow hedges                             3,481
          Minimum pension liability adjustment             8
                                                  --------------
                 Total comprehensive income            7,296

                                                  --------------


Balance at March 31, 2003                            158,941
                                                  ==============




                 The accompanying notes are an integral part of
               these unaudited consolidated financial statements.

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)



                                                          Three months ended March 31,
                                                          -----------------------------
                                                              2003            2002

                                                          --------------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  7,852         13,874
   Minority interests in income of subsidiaries                  206            187
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation of fixed assets                          8,808         12,891
         Amortization of tradename                             4,838          4,836
         Amortization of software and other intangibles          990            957
         Deferred income taxes                                (4,169)          (114)
         (Income) loss from equity method investees              (45)             9
         Noncash compensation                                    277              0
         Gain from disposal of long-lived assets, net            (71)            (1)
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties             4,964          4,452
            Derivative financial instruments                   4,536         (2,005)
            Accounts receivable                              (34,148)       (33,014)
            Inventories                                        4,846          2,677
            Prepaid expenses and other assets                  6,192          3,091
            Accounts payable                                 (14,371)        (5,939)
            Pension and similar obligations                    2,344          2,357
            Other accrued expenses and liabilities            (3,652)         5,897
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES      (10,603)        10,155
                                                          --------------  -------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment           (3,597)        (3,223)
         Proceeds from sale of property, plant and
            equipment                                            251             63
         Purchases of intangible assets                       (3,017)          (966)
         Purchases of shares from minorities                  (2,208)             0
         Dividends received from equity method investees         556              0
                                                          --------------  -------------
  NET CASH USED FOR INVESTING ACTIVITIES                      (8,015)        (4,126)
                                                          --------------  -------------

CASH FLOWS USED FOR FINANCING ACTIVITIES:
         Decrease in restricted cash                           6,619          2,800
         Proceeds from issuance of long-term debt to
            banks                                            330,000              0
         Principal payments on long-term debt to banks      (336,126)          (319)
         Refinancing charges                                  (7,059)             0
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       (6,566)         2,481
                                                          --------------  -------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                      (197)           192
                                                          --------------  -------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (25,381)         8,702

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                  71,299         50,277
                                                          --------------  -------------
      AT END OF PERIOD                                        45,918         58,979
                                                          ==============  =============

   Supplemental disclosure of cash flow information
      Interest paid                                           11,086          9,485
      Income taxes paid (benefits received), net               6,909          3,210
      Other payments to related parties                          164            259




                 The accompanying notes are an integral part of
               these unaudited consolidated financial statements.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 1. FORMATION AND BASIS OF PRESENTATION

Grohe Holding GmbH ('GROHE', 'Grohe Holding' or 'the Company') with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

GROHE and its subsidiaries form a group of companies ('GROHE Group') engaged in the design, manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market.

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation of financial data have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the annual report for fiscal year 2002. Sales and operating results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the full year.

Except as described in the following notes, the same accounting principles and valuation methods have been applied for the unaudited consolidated interim financial statements compared to the audited consolidated financial statements referred to above.



NOTE 2. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations". The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. GROHE adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on GROHE's financial statements.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds the automatic treatment of gains or losses from extinguishment of debt as extraordinary unless they meet the criteria for extraordinary items as outlined in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and makes various technical corrections to existing pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002, with early adoption encouraged. GROHE adopted the provisions of SFAS No. 145 related to the rescission of SFAS No. 4 as of January 1, 2003. As a result, certain expenses related to the Company's refinancing in March 2003 that would have been recorded as an extraordinary expense before the rescission of SFAS No. 4 were recorded as other expense and interest expense, respectively, in the consolidated statements of operations. All other provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, with early adoption encouraged. All other provisions of SFAS No. 145 were adopted as of January 1, 2002 and did not have a material impact on GROHE's financial statements.

In June 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement 146 replaces EITF Issue 94-3. The principal effect of applying SFAS No. 146 will be on the timing of recognition of costs associated with exit or disposal activities. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of the commitment. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34." This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of these provisions does not have a material impact on the Company's financial statements. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002 and have been adopted by the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. GROHE applies APB 25 that uses an intrinsic value based approach to measure compensation expense.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The Company is still assessing the effects that the adoption of SFAS No. 149 will have on its financial statements.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this statement is obligations that can be settled with shares, the monetary value of

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company is evaluating the impact SFAS No. 150 will have on its results of operations and financial position.


NOTE 3. ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are recorded in the consolidated balance sheet at fair value. Changes in the value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction.

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. GROHE uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flows. Interest rate derivatives are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Interest rate derivatives are marked to marked and any resulting gain or loss is recognized in financial income from derivatives in the consolidated financial statements of operations.

GROHE receives cash flows from sales and related accounts receivables denominated in foreign currencies. To mitigate the risks of foreign currency exchange rate fluctuations on these cash flows GROHE uses foreign currency forward contracts to sell received foreign currency amounts at a fixed euro to foreign currency exchange rate. This hedging policy has been established to enable management to plan future euro cash flows from sales and accounts receivables. Principal currencies hedged are US dollar, British pound, Japanese yen and Canadian dollar. The maximum length of time to hedge the exposure from forecasted sales is twelve months. The derivative contracts entered by the Company may exceed this twelve months period by the expected collection period for the related accounts receivables. Depending upon the development of foreign currency exchange rates the Company may change this hedging policy in the future.

Prior to January 1, 2003 the Company did not designate its foreign currency forward contracts as accounting hedges of specific assets, liabilities or forecasted sales transactions. Accordingly all gains and losses from changes in fair market value of these contracts were directly included in financial income from derivatives in the consolidated statements of operations. On January 1, 2003 the Company changed its designation for foreign currency derivative instruments used to hedge the foreign currency exposure on cash flows from expected sales and the related accounts receivables. Accordingly, these contracts were designated as accounting hedges in accordance with SFAS No. 133 as of January 1, 2003 or as of the date of inception if entered into after January 1, 2003. The effective portion of gains and losses on these derivative instruments is reported as a component of other comprehensive income, net of tax, and reclassified to earnings in the same period in which the hedged forecasted transaction affects earnings. Amounts reclassified from other comprehensive income to earnings are included in the same financial statements line items as the hedged transactions in the consolidated statements of operations. Amounts reclassified from other comprehensive income to earnings, net of tax, amounted to EUR450 in the three months ended March 31, 2003. The Company expects that the total amount EUR3,481 of deferred currency gains, net of tax, included in other comprehensive income as of March 31, 2003 will be reclassified to income within the next twelve months. Any ineffective portion of gains and losses on a derivative designated as a cash flow hedge is included in other income and expense, net, when the ineffectiveness occurs. In the three months ended March 31, 2003 the ineffectiveness was immaterial.

Contracts existing at January 1, 2003 to economically hedge existing accounts receivables as of that date were not designated as accounting hedges. The Company continues to mark to market these contracts. Beginning January 1, 2003, gains and losses on foreign currency forwards not specifically designated as accounting hedges are included in other income (expense), net in the consolidated statements of operations. In future periods, GROHE may enter into foreign currency derivative contracts to hedge foreign currency accounts receivables or payables without designating these contracts as accounting hedges.

As of March 31, 2003 the maximum remaining duration of foreign currency contracts was 20 months. GROHE does not enter into any derivative contracts for trading or speculative purposes.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 4. OTHER INCOME (EXPENSE), NET

Other income (expense), net is comprised of the following:


                                                     Three months ended March 31,

                                                  -----------------------------------
                                                        2003              2002
                                                  ----------------- -----------------
Professional services                                    (345)                0
Foreign currency gains (losses), net                      623               777
Miscellaneous                                             (74)               45
-------------------------------------------------------------------------------------
                                                          204               822
-------------------------------------------------------------------------------------

In the three months ended March 31, 2003 net currency gains and losses include a net gain from foreign currency forward contracts of EUR1,408. Prior to January 1, 2003 the Company included all gains and losses from currency derivatives in financial income from derivatives as these instruments were generally not designated as accounting hedges.



NOTE 5. INVENTORIES

Inventories at March 31, 2003 and December 31, 2002 were comprised as follows:

                                                      March 31,       December 31,
                                                         2003             2002
                                                   -----------------------------------
Raw materials and supplies                               22,211           27,581
Work in process                                          28,471           24,439
Finished goods and goods purchased for resale            51,557           56,175
--------------------------------------------------------------------------------------
                                                        102,239          108,195
--------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 6. INTANGIBLE ASSETS

Intangible assets comprise of:

                                                                    March 31,       December 31,
                                                                      2003              2002

                                                                ---------------- -------------------
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
   COST
      Tradename                                                       290,269           290,269
       Software                                                        20,482            18,501
----------------------------------------------------------------------------------------------------
                                                                      310,751           308,770
----------------------------------------------------------------------------------------------------

   ACCUMULATED AMORTIZATION

      Tradename                                                        68,290            63,452
       Software                                                         7,671             7,275
----------------------------------------------------------------------------------------------------
                                                                       75,961            70,727
----------------------------------------------------------------------------------------------------

   CARRYING AMOUNT
      Tradename                                                       221,979           226,817
       Software                                                        12,811            11,226
----------------------------------------------------------------------------------------------------
                                                                      234,790           238,043
----------------------------------------------------------------------------------------------------

INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
   Intangible pension asset                                               194               202

----------------------------------------------------------------------------------------------------
TOTAL CARRYING AMOUNT OF INTANGIBLE ASSETS                            234,984           238,245
----------------------------------------------------------------------------------------------------

Additions relating to software of EUR3,017 and EUR966 were recognized in the three months ended March 31, 2003 and 2002, respectively. Software is amortized over 3 to 5 years and tradename is amortized over 15 years. Amortization expense for tradename and software amounted to EUR5,828 and EUR5,793 in the three months ended March 31, 2003 and 2002, respectively.

As of March 31, 2003, estimated amortization expense for other intangible assets is as follows: EUR17,736 for the remainder of 2003, EUR23,251 in 2004, EUR22,082 in 2005, EUR21,859 in 2006, EUR20,411 in 2007, and EUR19,351 in 2008.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 7. GOODWILL

The carrying amount of goodwill changed as follows:

                                              Germany and        European          Overseas
                                            direct exports     subsidiaries      subsidiaries          Total
-------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2002                   338,833          57,667            48,511            445,011
-------------------------------------------------------------------------------------------------------------------
   Effects of foreign currency
       exchange rate changes                            0             (38)           (1,699)           (1,737)
   Acquisitions                                     1,578                                               1,578
-------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2003                      340,411          57,629            46,806            444,852
-------------------------------------------------------------------------------------------------------------------

Effective January 1, 2003 GROHE acquired the minority interests in the Company's subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a total purchase price of EUR2,208. In connection with this acquisition GROHE recorded additional goodwill of EUR1,578.



NOTE 8. REFINANCING OF SENIOR CREDIT FACILITY

In March 2003 GROHE entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior credit facility consists of four facilities, three term loan facilities A1, A2 and B in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and 2.75% for facility B. The margin will be reduced if the Company achieves certain ratios of total net debt to EBITDA, as defined in the senior credit facility agreement. Interest on outstanding amounts under the revolving credit facility is EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin. As of March 31, 2003, EUR180,000 were outstanding under facility A1 and EUR150,000 were outstanding under facility A2. Facility B remained undrawn as of March 31, 2003.

The margin for the revolving credit facility is the same as for facilities A1 and A2. In addition, the Company pays a commitment fee of no more than 0.625% for the amount available under the revolving credit facility. As of March 31, 2003 no amounts were outstanding under the revolving facility.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


GROHE used the proceeds of the new senior credit facilities of EUR330,000 and existing cash to repay amounts outstanding under the old senior credit facilities of EUR335,416.

DEBT ISSUANCE COST
Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. Capitalized debt issuance cost related to the new senior credit facility amounted to EUR8,815 as of March 31, 2003. As the old senior credit facility was repaid in full at March 31, 2003, unamortized debt issuance costs of EUR6,302 related to this credit facility were amortized to interest expense as of that date.


SECURITIZATION
The new senior credit facilities A1, A2 and B are secured by the following:

o pledge by Grohe Beteiligungs GmbH & Co. KG over the shares in Friedrich Grohe Geschaftsfuhrungs AG with a carrying value of EUR55;
o pledge by Grohe Beteiligungs GmbH & Co. KG over their partnership interests in Friedrich Grohe AG & Co. KG with a carrying value of EUR684,479;
o pledge by Grohe Beteiligungs GmbH & Co. KG of its escrow account of EUR24,655; and
o a bank account pledge by Grohe Beteiligungs GmbH & Co. KG relating to the Grohe Beteiligungs Mandatory Prepayment Account. No deposits were made to this account as of March 31, 2003.

The new senior credit facility A1, which is owed by Friedrich Grohe AG & Co. KG, is also secured by the following:

o pledge by Friedrich Grohe AG & Co. KG over the shares or partnership interests, as the case may be, in Grohe Deutschland Vertriebs GmbH with a carrying value of EUR27,833, Grohe Verwaltungsgesellschaft mbH with a carrying value of EUR134, Grohe International GmbH with a carrying value of EUR137,207, Schmole GmbH & Co. KG with a carrying value of EUR2,547, H.D. Eichelberg & Co. GmbH with a carrying value of EUR1,657, and, together with Grohe Verwaltungsgesellschaft mbH, DAL GmbH & Co. KG with a carrying value of EUR155,258;
o pledge by Friedrich Grohe Geschaftsfuhrungs AG over their partnership interests in Friedrich Grohe AG & Co. KG with a carrying value of EUR25;
o a bank account pledge by Friedrich Grohe AG & Co. KG relating to the Friedrich Grohe Mandatory Prepayment Account. No deposits were made to this account as of March 31, 2003;
o account assignment by way of security of receivables (including intercompany loans) by Friedrich Grohe AG & Co. KG and Grohe Deutschland Vertriebs GmbH amounting to EUR203,741;
o assignment by way of security of intercompany loans by Grohe International GmbH and DAL GmbH & Co. KG amounting to EUR13,508;

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


o transfer by way of security of fixed and current assets by Friedrich Grohe AG & Co. KG amounting to EUR109,640;
o    assignment or pledges of the Grohe brands amounting to EUR221,979;
o security over the shares in Grohe Nederland B.V. with a carrying value of EUR14,424;
o security over the shares in Grohe America Inc. with a carrying value of EUR51,133;
o security over the shares in Grohe Gesellschaft mbH, Wien with a carrying value of EUR4,211;
o security over the shares in Grohe S.A.R.L. (France) with a carrying value of EUR16,525;
o security over the shares in Grohe SpA (Italy) with a carrying value of EUR12,389;
o security over the shares in Grohe N.V. (Belgium) with a carrying value of EUR12,554; and
o mortgages of EUR97,539 on properties of Friedrich Grohe AG & Co. KG and domestic subsidiaries of Friedrich Grohe AG & Co. KG.

All values of pledged assets as stated above are as of March 31, 2003.


COVENANTS
The new senior credit facility contains customary operating and financial covenants, based on financial data produced under the accounting principles generally accepted in Germany, including, without limitation:

o requirement to maintain minimum ratios of consolidated operating cash flow to net debt service, each as defined in the new senior credit facility;
o the requirement to maintain minimum ratios of EBITDA to consolidated net finance charges, each as defined in the new senior credit facility;
o the requirement to remain under maximum ratios of total net senior debt to EBITDA, each as defined in the new senior credit facility; and
o the requirement to remain under maximum ratios of total net debt to EBITDA, each as defined in the new senior credit facility.

In addition, the new senior credit facility includes covenants relating to limitations on

o    sales and other disposals;
o    indebtedness;
o    acquisitions;
o    investments; and
o    hedging.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


CONTINGENT PRINCIPAL PAYMENTS ON THE SENIOR FACILITIES
The new senior credit facility requires, among other things, the following to be used to make partial prepayments:

o certain portions from operating excess cash flow, as defined in the senior credit facility, of Friedrich Grohe AG & Co. KG and its subsidiaries in any fiscal year until the earlier of a qualified public offering or the time when the ratio of total net debt to EBITDA, each as defined in the new senior facility, falls below 2.5 to 1.0;
o any amount received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claims, in each case within 18 months;
o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a qualified public offering; and
o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a qualified public offering.



NOTE 9: OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities include accruals for product warranties. GROHE guarantees the performance of products delivered and services rendered generally for a period of up to two years in Germany and up to five years in other countries. GROHE accrues a liability for expected warranty costs and similar obligations when a product is sold. Estimates for accrued warranty costs are primarily based on historical experience. Accruals for product warranties changed as follows:

----------------------------------------------------------------------
Balance at January 1, 2003                                 9,494
----------------------------------------------------------------------
Foreign currency changes                                     (20)
Utilizations                                              (1,581)
Additions for warranties issued in 2003                    1,809
----------------------------------------------------------------------
Balance at March 31, 2003                                  9,702
----------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 10. COMMITMENTS AND CONTINGENCIES


PURCHASE COMMITMENTS
Purchase commitments of EUR139,613 are in the normal course of business and comprise commitments for raw materials and supplies as well as for fixed assets.


LITIGATION
Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership, the cash settlement offer and certain resolutions of the shareholders meeting of Friedrich Grohe AG and Friedrich Grohe AG & Co. KG.

Some minority shareholders have requested that the entry of the conversion in the commercial register be revoked. The Upper Regional Court of Hamm refused this request, and, under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result in case the minority shareholders initiate additional legal proceedings:

o The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.

o The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, the majority shareholder or Friedrich Grohe AG & Co. KG could then try to force them to do so through legal actions. On the other hand, the minority shareholders refusing to execute the new partnership agreement could try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.

o A court could require that Friedrich Grohe AG & Co. KG and/or the majority shareholder undertakes steps to convert Friedrich Grohe AG & Co. KG back into a stock corporation and then apply for public listing. This might cause the tax benefits resulting from the conversion to be eliminated; on the other hand, the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of EUR330.20 per share with a nominal value of DM 50 examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill is not amortized subsequent to January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe AG & Co. KG financial statements of year 2000. The Regional Court of Hagen has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. If the claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on the financial position or operating results of the Company. Legal costs are expensed as incurred.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


ENVIRONMENTAL MATTERS
In Germany and other jurisdictions where GROHE does business, the Company is subject to strict environmental laws and regulations. Violators of these and other laws and regulations can be subject to substantial criminal and civil penalties, and temporary or permanent plant closures. In 2000, GROHE completed environmental assessments for each of its production facilities. These assessments, which included investigations into soil and groundwater quality, revealed contamination at six of the Company's current or former properties. GROHE has taken remedial actions and conducted further evaluations of environmental remediation issues in the years 2001 and 2002 and, as a result, by the end of 2002, at two sites, we had reduced the contamination to the extent required. In addition, we sold one site in 2002, and, as a condition to the sale, the purchaser assumed the costs for any further needed remediation measures related to the site. Although the purchaser has assumed the remediation obligations as a condition to the sale, under German law, the environmental authorities still have the ability to assert claims against us with respect to this site. At the remaining three sites, we are continuing to conduct further investigation or remediation activities as appropriate. The Company believes that the remediation activities in the years 2001 and 2002 significantly reduced identified environmental risks. However, we are not in a position to estimate total maximum possible remediation costs as of the date of this report due to factors beyond our control such as changes in environmental laws, uncertainties surrounding the nature and application of environmental regulations, and the discovery of previously unidentified contamination. GROHE establishes reserves for environmental risks when a loss is probable and reasonably estimable. Probable remediation costs provided for in the financial statements amount to EUR100 at March 31, 2003 and December 31, 2002, respectively.

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


NOTE 11. SHARE-BASED COMPENSATION
The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and the related interpretations in accounting for share-based employee compensation. Had the compensation cost for the Company's share awards been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income on a pro forma basis would have been as follows:


                                                        Three months ending March 31,
                                                       --------------------------------
                                                            2003            2002
---------------------------------------------------------------------------------------
Net income, as reported                                     7,852          13,874
---------------------------------------------------------------------------------------
Add: Share-based compensation expense included
    in reported net income                                    277               0
Deduct: Total share-based compensation expense
    determined under fair value method                       (302)              0
---------------------------------------------------------------------------------------
Pro forma net income                                        7,827          13,874
---------------------------------------------------------------------------------------


NOTE 12. BUSINESS SEGMENTS
Segmental information for the three months ended March 31, 2003 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Elimination
                              Germany                                                      of inter-
    Three months ended          and          European       Overseas        Holding         segment         US GAAP        GROHE
      March 31, 2003      direct exports   subsidiaries   subsidiaries       Level       transactions     adjustments      Group

                           million euro    million euro   million euro    million euro   million euro    million euro   million euro
------------------------------------------------------------------------------------------------------------------------------------

Sales

    To third parties              89.0           112.0           38.1             0.0            0.0           (1.3)          237.8

    To other segments            113.5            14.8            1.1             0.0        (129.4)             0.0            0.0

EBIT                              34.4            12.6            5.9          (27.3)          (9.8)            19.2           35.0

------------------------------------------------------------------------------------------------------------------------------------

Segmental information for the three months ended March 31, 2002 is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Elimination
                              Germany                                                      of inter-
    Three months ended          and          European       Overseas        Holding         segment         US GAAP        GROHE
      March 31, 2002      direct exports   subsidiaries   subsidiaries       level       transactions     adjustments      Group

                           million euro    million euro   million euro    million euro   million euro    million euro   million euro
------------------------------------------------------------------------------------------------------------------------------------
Sales

    To third parties              88.9           104.6           45.8             0.0           0.0              0.4           239.7

    To other segments            108.1             9.3            1.0             0.0        (118.4)             0.0             0.0

EBIT                              40.1             7.6            7.1          (21.7)          (6.2)            14.7            41.6

------------------------------------------------------------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income before income taxes and minority interests is as follows:

                                              Three months ended March 31,
                                            ---------------------------------
                                                  2003            2002
------------------------------------------------------------------------------
Earnings before interest and income taxes
      according to German GAAP                  15,806          26,918
------------------------------------------------------------------------------
Adjustments from German GAAP to US GAAP
      Debt issuance cost                        10,912             628
      Business combinations                     11,939          11,911
      Derivative financial instruments         (2,048)           2,594
      Cost of computer software and other
           intangible assets                      (118)           (154)
      Provisions and contingencies                (268)             25
      Special reserves under German GAAP          (149)           (227)
      Employee pension costs and liabilities      (866)           (126)
      Other                                       (243)             53
------------------------------------------------------------------------------
Earnings before interest and income taxes
      and minority interests according to US
      GAAP                                      34,965          41,622
------------------------------------------------------------------------------
Interest income (expense), net (US GAAP)       (21,973)        (17,519)
------------------------------------------------------------------------------
Income before income taxes and minority
      interests according to US GAAP            12,992          24,103
------------------------------------------------------------------------------

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


Revenues from external customers for each group of similar products according to US GAAP are as follows:

                                               Three months ended March 31,
                                            ---------------------------------
                                                  2003            2002
                                            ----------------------------------

Designer faucets and accessories                 20,373          19,404
GROHE bathroom and special faucets              106,673         104,778
GROHE sanitary systems                           23,272          24,546
GROHE showers and shower systems                 37,855          38,478
GROHE kitchen faucets                            27,896          28,940
Other                                            21,743          23,556
------------------------------------------------------------------------------
                                                237,812         239,702
------------------------------------------------------------------------------


Sales by geographical markets are as follows:

                                              Three months ended March 31,
                                            ---------------------------------
                                                  2003            2002
                                            ----------------------------------
Germany                                           58,930          63,077
Europe without Germany                           130,039         119,126
Overseas                                          48,843          57,499
------------------------------------------------------------------------------
                                                 237,812         239,702
------------------------------------------------------------------------------



NOTE 13. SUBSEQUENT EVENTS

In April 2003 the Company borrowed EUR120,000 under the new senior facility A2 and EUR100,000 under the new senior facility B. The proceeds were used to repay EUR45,069 of interest accrued at the contractual rate of 5% and principal amounting to EUR154,931 on the loans from shareholders and related parties and expenses related to the refinancing.

The loans from shareholders and related parties are subordinated to GROHE's 11.5% senior notes (also referred to as bonds in the financial statements). The repayment of the loans from related parties and shareholders required the consent of the bondholders. This consent was obtained in March 2003. With the funding of the new senior credit facilities to partially repay the loans from shareholders and related parties in April 2003, the consenting bondholders became entitled to receive a fee of 7.25% of the nominal value of the bonds. The aggregate fee amounted to approximately EUR12.9 million. The consent fee and any expenses related to the consent solicitation process will be included in other expense in the consolidated statements of operations as incurred after March 31, 2003.

Unamortized debt issuance cost related to the refinanced portion of the loans from shareholders and related parties will be charged to interest expense as of the repayment date. Debt issuance costs

                               GROHE HOLDING GMBH
               NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS
              ALL AMOUNTS IN THOUSANDS OF EURO, EXCEPT WHERE STATED
--------------------------------------------------------------------------------


related to the issuance of the new senior credit facility are capitalized and amortized to interest expense pursuant to the effective interest method.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below the market rate at inception of the loans, interest had been imputed at a rate of 11.5% for accounting purposes. The difference between the loans net present value at inception of the loans and the cash amount received from shareholders and related parties was credited against additional paid in capital and deferred taxes at inception of the loans. As of March 31, 2003, the total amount accrued in the balance sheet for these loans amounted to EUR177,638, which approximates fair market value.

The partial repayment of the loans from related parties and shareholders will be accounted for as a capital transaction.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOLLOWING DISCUSSION AND ANALYSIS IS BASED ON HISTORICAL UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002, WHICH WERE PREPARED IN ACCORDANCE WITH US GAAP.

THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION THAT WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. THIS DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. THE DISCUSSION AND ANALYSIS BELOW CONTAINS FORWARD-LOOKING STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE. ALL FORWARD LOOKING-STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET OUT ON PAGE III "FORWARD LOOKING STATEMENTS".


ALL REFERENCES TO EURO IN THE FOLLOWING DISCUSSION ARE IN THOUSANDS EXCEPT WHERE STATED.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


OPERATING RESULTS


The following table sets out certain information with respect to our net income in thousands of euro:

                                                         Three months ended March 31,
                                                    ----------------------------------------
                                                           2003                2002
                                                    -------------------- -------------------
Sales                                                      237,812             239,702
Cost of sales                                             (133,499)           (133,335)
                                                    -------------------- -------------------
Gross profit                                               104,313             106,367
                                                    -------------------- -------------------
Selling, general and administrative expenses               (57,440)            (56,531)
Research and development expenses                           (6,334)             (5,501)
Amortization of tradename                                   (4,838)             (4,836)
                                                    -------------------- -------------------
Operating income                                            35,701              39,499
                                                    -------------------- -------------------
Interest expense, net                                      (21,973)            (17,519)
Income (loss) from equity method investees                      44                  (9)
Financial income (loss) from derivatives                      (984)              1,310
Other income (expense), net                                    204                 822
                                                    -------------------- -------------------
Income before income taxes
    and minority interests                                  12,992              24,103
Income tax expense                                          (4,934)            (10,042)
Income before minority interests                             8,058              14,061
Minority interests                                            (206)               (187)
                                                    -------------------- -------------------
Net income                                                   7,852              13,874
                                                    ==================== ===================

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The following table sets out certain information with respect to our net income as a percentage of sales:

                                                         Three months ended March 31,
                                                    ----------------------------------------
                                                           2003                2002
                                                    ------------------- --------------------
Sales                                                       100.0%              100.0%
Cost of sales                                               (56.1%)             (55.6%)
                                                    ------------------- --------------------
Gross profit                                                 43.9%               44.4%
                                                    ------------------- --------------------
Selling, general and administrative expenses                (24.2%)             (23.6%)
Research and development expenses                            (2.7%)              (2.3%)
Amortization of tradename                                    (2.0%)              (2.0%)
                                                    ------------------- --------------------
Operating income                                             15.0%               16.5%
                                                    ------------------- --------------------
Interest expense, net                                        (9.2%)              (7.3%)
Income (loss) from equity method investees                   (0.0%)              (0.0%)
Financial income (loss) from derivatives                     (0.4%)               0.5%
Other income (expense), net                                   0.1%                0.4%
                                                    ------------------- --------------------
Income before income taxes
    and minority interests                                    5.5%               10.1%
Income tax expense                                           (2.1%)              (4.2%)
Income before minority interests                              3.4%                5.9%
Minority interests                                           (0.1%)              (0.1%)
                                                    ------------------- --------------------
Net income                                                    3.3%                 5.8%
                                                    =================== ====================

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


SALES
Our total sales decreased by EUR1,890 or 0.8% from EUR239,702 in the three months ended March 31, 2002 to EUR237,812 in the three months ended March 31, 2003. We attribute this decrease in total sales to:

o    an increase in sales volume of a total of EUR7,329 or 3.1%,
o    an increase in sales prices of EUR488 or 0.2%; and
o unfavorable currency fluctuations of EUR9,707 or 4.1% as a consequence of invoicing in foreign currencies.

Total sales in our Germany and direct exports segment decreased by EUR1,574 or 1.8% from EUR89,284 in the three months ended March 31, 2002 to EUR87,710 in the three months ended March 31, 2003. Total sales in Germany decreased by EUR4,147 or 6.6% from EUR63,077 in the three months ended March 31, 2002 to EUR58,930 in the three months ended March 31, 2003. We attribute this decrease to an ongoing difficult economic environment and continuing weak market conditions. Direct exports increased from EUR26,207 in the three months ended March 31, 2002 to EUR28,780 in the three months ended March 31, 2003. This increase was largely due to an increase in direct exports to eastern Europe by EUR3,052 or 26.7% from EUR11,412 in the three months ended March 31, 2002 to EUR14,464 in the three months ended March 31, 2003. Total sales in eastern Europe, including sales by our European subsidiaries, increased by EUR2,965 or 24.5% from EUR12,125 in the three months ended March 31, 2002 to EUR15,090 in the three months ended March 31, 2003. Direct exports to the Middle East decreased by EUR945 to EUR10,516 in the three months ended March 31, 2003 as volume growth was more than offset by unfavorable currency fluctuations of EUR1,763.

Total sales in the European subsidiaries segment increased from EUR104,608 in the three months ended March 31, 2002 by EUR7,412 or 7.1% to EUR112,020 in the three months ended March 31, 2003. This development was primarily attributable to:

o sales increases in France by EUR3,284 or 12.1% from EUR27,047 in the three months ended March 31, 2002 to EUR30,331 in the three months ended March 31, 2003;
o sales increases in Italy by EUR1,061 or 6.0% from EUR17,550 in the three months ended March 31, 2002 to EUR18,611 in the three months ended March 31, 2003;
o sales increases in the Netherlands by EUR733 or 3.9% from EUR18,853 in the three months ended March 31, 2002 to EUR19,586 in the three months ended March 31, 2003;
o sales increases in the United Kingdom by EUR691 or 14.0% from 4,928 in the three months ended March 31, 2002 to EUR5,619 in the three months ended March 31, 2003;
o sales increases in Spain by EUR602 or 4.3% from EUR13,983 in the three months ended March 31, 2002 to EUR14,585 in the three months ended March 31, 2003; and

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


o sales decreases in Austria by EUR528 or 9.9% from 5,345 in the three months ended March 31, 2002 to EUR4,817 in the three months ended March 31, 2003 which resulted from continuous consumption restraint in that country.

Including direct exports to European markets of EUR18,019 in the three months ended March 31, 2003, total sales in Europe excluding Germany increased by EUR10,913 or 9.2% from EUR119,126 in the three months ended March 31, 2002 to EUR130,039 in the three months ended March 31, 2003.

Total sales in our overseas subsidiaries segment decreased by EUR7,728 or 16.9% from EUR45,810 in the three months ended March 31, 2002 to EUR38,082 in the three months ended March 31, 2003. This decrease was primarily due to decreases in :

o the United States of EUR6,041 or 20.3% from EUR29,819 in the three months ended March 31, 2002 to EUR23,778 in the three months ended March 31, 2003. Sales in this period were primarily impacted by unfavorable foreign currency fluctuations of EUR5,373 but also a decrease in propensity to consume due to a rather weak economic situation as well as reduced warehouse efficiency due to the introduction of SAP R/3 contributed to this decrease.
o Japan of EUR1,733 or 31.7% from EUR5,467 in the three months ended March 31, 2002 to EUR3,734 in the three months ended March 31, 2002.

Sales in overseas markets, including direct exports to this region of EUR10,761 in the three months ended March 31, 2003, decreased by EUR8,656 or 15.1% from EUR57,499 in the three months ended March 31, 2002 to EUR48,843 in the three months ended March 31, 2003.

As a result of the continuous weak economic situation in Germany, sales in foreign markets, which increased by EUR2,257 or 1.3% from EUR176,625 in the three months ended March 31, 2002 to EUR178,882 in the three months ended March 31, 2003, represent 75.2% of our total sales in the three months ended March 31, 2003 compared to 73.7% in the three months ended March 31, 2002. Sales in Europe, excluding Germany, accounted for 54.7% and in overseas markets for 20.5% of total sales in the three months ended March 31, 2003. Accordingly, sales in Germany decreased to 24.8% of our total sales in the three months ended March 31, 2003.

COST OF SALES
Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales increased slightly by EUR164 from EUR133,335 in the three months ended March 31, 2002 to EUR133,499 in the three months ended March 31, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The cost of sales to sales ratio of 55.6% for the three months ended March 31, 2002 increased to 56,1% in the three months ended March 31, 2003.

The impact from negative currency fluctuations on our cost of sales to sales ratio was partly offset by cost decreasing rationalization measures in production and lower costs for raw materials compared to the three months ended March 31, 2002. Cost of sales were also impacted by reduced step-up depreciation in the three months ended March 31, 2003 compared to the same period of 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses increased by EUR909 or 1.6%, from EUR56,531 in the three months ended March 31, 2002 to EUR57,440 in the three months ended March 31, 2003. Selling expenses remained stable compared to the same period of prior year. Higher general and administrative expenses in the three months ended March 31, 2003 were primarily due to additional personnel. Selling, general and administrative expenses as a percentage of sales increased from 23.6% in the three months ended March 31, 2002 to 24.2% in the three months ended March 31, 2003 primarily due to lower sales in the three months ended March 31, 2003.

RESEARCH AND DEVELOPMENT
Research and development expenditures increased by EUR833 or 15.1% from EUR5,501 in the three months ended March 31, 2002 to EUR6,334 in the three months ended March 31, 2003. The increase in research and development expenditures is in line with budget and reflects our increased efforts to develop new products. As a percentage of sales research and development expenditures increased from 2.3% in the three months ended March 31, 2002 to 2.7% in the three months ended March 31, 2003.

AMORTIZATION OF TRADENAME
Amortization of tradename amounted to EUR4,838 in the three months ended March 31, 2003 and remained nearly unchanged compared to EUR4,836 in the three months ended March 31, 2002.

INTEREST EXPENSE, NET
Net interest expense increased by EUR4,454 or 25.4% from EUR17,519 in the three months ended March 31, 2002 to EUR21,973 in the three months ended March 31, 2003. Upon the early repayment of the old senior credit facilities in March 2003, unamortized debt issuance cost of EUR6,302 related to these credit facilities were charged to interest expense. Not considering this one-time effect, our net interest expense in the three months ended March 31, 2003 would have been EUR15,671 or EUR1,848 lower than

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


in the same period of the previous year. We mainly attribute the decrease of EUR1,848 to principal payments on our bank debt subsequent to the first quarter of 2002 and to lower interest rates in the first quarter 2003 compared to the same period in 2002.

FINANCIAL INCOME (LOSS) FROM DERIVATIVES
Our financial income from derivatives of EUR1,310 in the three months ended March 31, 2002 changed to a financial loss from derivatives of EUR984 in the three months ended March 31, 2003.

Until January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives. In the three months ended March 31, 2002, financial income (loss) from derivatives included a net loss from currency derivatives of EUR1,250. As of January 1, 2003 we designated most of our currency forward contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. Amounts reclassified from other comprehensive income to earnings are included in the same line item in the consolidated statements of operations as the hedged transactions. As currency forwards not specifically designated as accounting hedges are mainly used to economically hedge accounts receivables, gains and losses from these foreign currency derivatives are included in other income and expense, net.

The net income from interest rate derivatives of EUR2,560 in the three months ended March 31, 2002 changed to a net loss of EUR984 in the three months ended March 31, 2003. We use these contracts to economically hedge our interest rate exposure from long-term debt to banks. As our interest rate derivatives are not designated as accounting hedges, all changes in fair market value of these instruments are directly included in financial income from derivatives.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


OTHER INCOME (EXPENSE), NET
Net other income decreased by EUR618 from EUR822 in the three months ended March 31, 2002 to EUR204 in the three months ended March 31, 2003. We attribute this decrease to:

    o a decrease in net foreign currency gains of EUR154 from EUR777 in the three months ended March 31, 2002 to EUR623 in the three months ended March 31, 2003;
    o professional services of EUR345 in the three months ended March 31, 2003 related to the consent solicitation process described below under "Refinancing of debt in March and April 2003". No expenses for such services were recorded as other expense in the three months ended March 31, 2002; and
    o a change of EUR119 from other miscellaneous income, net of EUR45 in the three months ended March 31, 2002 to other miscellaneous expense, net of EUR74 in the three months ended March 31, 2003.

INCOME TAX EXPENSE
Our income tax expense decreased by EUR5,108 or 50.9% from EUR10,042 in the three months ended March 31, 2002 to EUR4,934 in the three months ended March 31, 2003. We attribute this to the corresponding decrease in income before taxes by EUR11,111 or 46.1% from EUR24,103 in the three months ended March 31, 2002 to EUR12,992 in the three months ended March 31, 2003.

The theoretical income tax expense for the three months ended March 31, 2003 determined using the 2003 statutory tax rate of 39.5% would be EUR5,132 compared to an actual income tax expense of EUR4,934. In the three months ended March 31, 2003 the effect of non-tax deductible expenses was overcompensated by the foreign tax rate differential and other smaller items.

The theoretical income tax expense for the three months ended March 31, 2002 determined using the 2002 statutory tax rate of 38.2% would be EUR9,207 compared to an actual income tax expense of EUR10,042. The difference of EUR835 is mainly due to non-tax deductible expenses.

NET INCOME
Our net income decreased by EUR6,022 or 43.4% from EUR13,874 in the three months ended March 31, 2002 to EUR7,852 in the three months ended March 31, 2003.

ADJUSTED CONSOLIDATED EBITDA

Our adjusted consolidated EBITDA decreased by EUR3,387 or 5.8% from EUR58,633 in the three months ended March 31, 2002 to EUR55,246 in the three months ended March 31, 2003. We consider adjusted

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


consolidated EBITDA as an important indicator of the operational strength and performance of our business, including our ability to provide cash flows to service debt and finance capital expenditures. However, as not all companies calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosures of EBITDA may not be comparable with adjusted consolidated EBITDA as presented here. You should consider adjusted consolidated EBITDA in addition to, not as a substitute for, our operating income (loss), net income (loss), cash flow or other measures of financial performance reported in accordance with US GAAP. Adjusted consolidated EBITDA as presented here differs from EBITDA as defined in the indenture governing the notes.

A reconciliation between adjusted consolidated EBITDA and net income (loss) as reported in the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and 2002 is as follows:

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                ----------------------------------
                                                                                      2003             2002
                                                                                ----------------- ----------------
Net income as reported in the consolidated statements of operations.............       7,852            13,874
Income tax expense..............................................................       4,934            10,042
Interest expense as reported in the consolidated statements of operations.......      22,666            18,038
Depreciation expense............................................................       8,808            12,891
Amortization of software........................................................         990               957
Amortization of tradename.......................................................       4,838             4,836
Noncash charges.................................................................         277                 0
Adjustment related to derivatives*..............................................       4,536            (2,005)
Costs related to the refinancing of shareholder loans...........................         345                 0
                                                                                ----------------- ----------------
Adjusted EBITDA.................................................................      55,246            58,633
                                                                                ================= ================


*We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES



REFINANCING OF DEBT IN MARCH AND APRIL 2003

In March 2003 we entered into an agreement with a syndicate of banks for a new senior credit facility. The new senior facility consists of four facilities, three term loan facilities, A1, A2 and B, in an aggregate amount of up to EUR550,000, and the new revolving facility, in an aggregate amount of up to EUR50,000. Principal payments on facilities A1 and A2 are due semi-annually, with the final payment due on December 20, 2009. The principal amount of facility B is due in one bullet payment on July 20, 2010. Interest on all facilities is payable at EURIBOR or, in relation to any loan in a currency other than euro, LIBOR plus margin at the end of each interest period or, if the interest period exceeds six months, at the end of six months. The initial margin per year is 2.25% for facilities A1 and A2 and the new revolving facility and 2.75% for facility B. The margin will be reduced if we achieve certain ratios of total net debt to EBITDA, as defined in the new senior credit facility. In addition, we pay a commitment fee of no more than 0.625% for the amount available under the revolving credit facility.

As of March 31, 2003 EUR180,000 were outstanding under the new senior facility A1 and EUR150,000 under the new senior facility A2. These amounts have been used to repay the old senior facilities. In April 2003 we borrowed additional EUR120,000 under the new senior facility A2 and EUR100,000 under the new senior facility B. We used these amounts to partially repay interest and principal on outstanding loans from shareholders and related parties and expenses related to the refinancing. The loans from related parties and shareholders are subordinated to our 11.5% senior notes. Certain provisions of the new senior credit facility required amendments to and waivers of provisions of the indenture under which we issued our 11.5% senior notes. We obtained the required consent in March 2003. Upon the funding of the new senior credit facility in April 2003 in order to repay the shareholder loans, holders of our 11.5% senior notes who consented to the amendments and waivers became entitled to a fee of 7.25% of the nominal value of the bonds that they held. The aggregate fee amounted to approximately EUR12.9 million. We will include the consent fee and any expenses related to the consent solicitation process in other expense in our consolidated statements of operations as incurred.

We will charge unamortized debt issuance costs related to the repaid portion of the loans from shareholders and related parties to interest expense at the repayment date of these loans. Debt issuance cost related to the issuance of the new senior credit facility are capitalized and will be amortized to interest expense pursuant to the effective interest method.

As the contractual interest rate of 5% on the loans from related parties and shareholders was below market rate at the inception of the loans, we imputed interest at a rate of 11.5% for accounting purposes. We credited the difference between the net present value of the loans at their inception and the cash amount received from shareholders and related parties against additional paid in capital and

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


deferred taxes at inception of the loans. As of March 31, 2003, the total amount accrued in the balance sheet for these loans amounted to EUR177,638, which approximates fair market value.

As required by applicable accounting standards, we will account for the partial repayment of the loans from shareholders and related parties as a capital transaction.

WORKING CAPITAL

As in previous years, we intend to finance working capital requirements from funds that our operations generate. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At March 31, 2003 and December 31, 2002, we had available EUR68,879 and EUR70,058 lines of credits with several banks to finance working capital requirements. An amount of EUR50,000 of the credit lines as of March 31, 2003 represents the new revolving facility which is available to us until December 2009. Under the respective credit arrangements we and our subsidiaries have the option to borrow amounts for general purposes.

CAPITAL EXPENDITURES

We finance our capital expenditures primarily from operating cash flows, except for capital expenditures on the expansion of our production facilities. Investment in new plants has, in the past, partly been financed by bank loans, supported by government subsidies. We intend to finance further capital expenditures primarily from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


HISTORICAL CASH FLOWS

The following table sets out certain information with respect to our cash flows in thousands of euro:

                                                                  Three months ended March 31,
                                                               ------------------------------------
                                                                     2003               2002
                                                               -----------------  -----------------
Net cash provided by (used for) operating activities                 (10,603)            10,155

Net cash used for investing activities                                (8,015)            (4,126)

Net cash provided by (used for) financing activities                  (6,566)             2,481

Effect of foreign exchange rate changes on cash
   and cash equivalents                                                 (197)               192

                                                               -----------------  -----------------
Net increase (decrease) in cash and cash equivalents                 (25,381)             8,702
                                                               -----------------  -----------------

Cash and cash equivalents
   At beginning of period                                             71,299             50,277
   At end of period                                                   45,918             58,979



NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES
Net cash provided by (used for) operating activities changed by EUR20,758 from net cash provided by operating activities of EUR10,155 in the three months ended March 31, 2002 to net cash used for operating activities of EUR10,603 in the three months ended March 31, 2003.

Our working capital requirements generally increase in the first quarter of a fiscal year compared to year end. We attribute the change of EUR20,758 in cash flows from operating activities mainly to additional working capital requirements in the three months ended March 31, 2003 compared to the three months ended March 31, 2002:

       o Accounts payable decreased by EUR5,939 in the three months ended March 31, 2002. As accounts payable were at an exceptional high at year end 2002, accounts payable decreased by EUR14,371 in the three months ended March 31, 2003.
       o Working capital requirements from other short-term assets and liabilities also increased in the three months ended March 31, 2003 compared to the three months ended March 31, 2002. In the three months ended March 31, 2002, movements in short-term assets and liabilities resulted in a decrease in working capital requirements of EUR3,405 while movements in these items resulted in increased working capital requirements of EUR5,014 in the three months ended March 31, 2003.

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


       o Accounts receivable generally increase in the first quarter of a year. In the three months ended March 31, 2002 accounts receivable increased by EUR33,014 and in the three months ended March 31, 2002 by EUR34,148.
       o Increased working capital requirements in the three months ended March 31, 2003 compared to the same period of the previous year were partly offset by a decrease in working capital requirements for inventories of EUR4,846 in the three months ended March 31, 2003 compared to EUR2,677 in the three months ended March 31, 2002.

In addition, payments for income taxes increased by EUR3,699 in the three months ended March 31, 2003 compared to the three months ended March 31, 2002. Interest payments also increased by EUR1,601 in the three months ended March 31, 2003 compared to the same period in 2002.

NET CASH USED FOR INVESTING ACTIVITIES
Net cash used for investing activities increased by EUR3,889 or 94.3% from EUR4,126 in the three months ended March 31, 2002 to EUR8,015 in the three months ended March 31, 2003. Purchases of property plant and equipment increased by EUR374 from EUR3,223 in the three months ended March 31, 2002 to EUR3,597 in the three months ended March 31, 2003. Investments in software increased by EUR2,051 from EUR966 in the three months ended March 31, 2002 to EUR3,017 in the three months ended March 31, 2003. This increase primarily relates to the ongoing conversion of our IT applications to the standard software system SAP R/3. In the three months ended March 31, 2003 we purchased the remaining minority shares in our subsidiaries Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH for a purchase price of EUR2,200.

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES
Net cash provided by (used for) financing activities changed by EUR9,047 from net cash provided by financing activities of EUR2,481 in the three months ended March 31, 2002 to net cash used for financing activities of EUR6,566.

In the three months ended March 31, 2003 we repaid the outstanding amounts under the old senior credit facilities of EUR335,416 with the proceeds of the new senior credit facilities of EUR330,000 and with existing cash. Including repayments of other long-term debt to banks of EUR710 in the three months ended March 31, 2003, cash net of refinanced amounts used to repay long-term debt to banks amounted to EUR6,126 compared to EUR319 in the three months ended March 31, 2002.

Cash payments for fees and professional services related to the refinancing in March 2003 amounted to EUR7,059 in the three months ended March 31, 2003.

Cash provided by decreases in restricted cash increased by EUR3,819 from EUR2,800 in the three months ended March 31, 2002 to EUR6,619 in the three months ended March 31, 2003. Under the new senior

                               GROHE HOLDING GMBH
                    OPERATING FINANCIAL REVIEW AND PROSPECTS
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


credit facility, we have agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks. Prior to the refinancing in March 2003, similar provisions applied to the old senior credit facility.


NET CASH FLOW
Cash and cash equivalents amounting to EUR71,299 as of December 31, 2002 decreased by EUR25,381 to EUR45,918 as of March 31, 2003.

Cash and cash equivalents amounting to EUR50,277 as of December 31, 2001 increased by EUR8,702 to EUR58,979 as of March 31, 2002.


OFF-BALANCE SHEET ARRANGEMENTS

There has been no material change related to off-balance sheet arrangements since December 31, 2002.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets out certain information in respect to our contractual obligations for our long-term bank-debt and our unconditional purchase commitments as of March 31, 2003. There was no material change to obligations under lease contracts compared to December 31, 2002.

                                                              PAYMENTS DUE BY PERIOD
                                         ------------------------------------------------------------------
                                          Remainder   2004 to 2005  2006 to 2007  Thereafter     Total
                                           of 2003
                                         ----------- -------------- ------------- ------------ ------------
Long-term debt to banks                     25,039       106,369       147,141      68,501      347,050
Bonds                                            0             0             0     200,000      200,000
Long-term debt to related parties and
   shareholders                                  0             0             0     177,638      177,638
Unconditional purchase obligations         129,293        10,320             0           0      139,613

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is comprised of interest rate risk, foreign exchange risk and commodity price risk. In order to manage this market risk exposure we enter into interest rate and foreign currency derivative contracts as well as fixed-price commodity purchase commitments. We do not have any trading or speculative activity in derivative financial instruments.



INTEREST RATE SENSITIVITY

We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. Changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate swap and collar agreements.

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and the EURIBOR plus margin or fixed interest rates by expected maturity dates. For interest rate swaps and collars, the table presents notional amounts, the applicable variable rates and pay, receive, cap and floor rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                                      INTEREST RATE SENSITIVITY AS OF MARCH 31, 2003
                                     PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                                        AVERAGE INTEREST SWAP, CAP AND FLOOR RATES

                                                                                                                Fair Value
                                                                                         There-                 March 31,
                             2003        2004        2005         2006        2007       after       Total         2003
                          --------------------------------------------------------------------------------------------------
Short-term debt to
  banks denominated in
  Japanese Yen; average
  fixed rate at 0.92%          3,860           0            0           0           0          0        3,860         3,860

Long-term debt to
  banks; variable rate
  at 2.25% above EURIBOR      20,000      50,000       50,000      65,000      80,000     65,000      330,000       330,000

Long-term debt to
  banks; fixed rates at
  4.95% to 7.25%               5,039       4,523        1,846       1,440         701      3,501       17,050        17,592

Long-term debt to
  shareholders and
  related parties;
  fixed rate at 5.0%               0           0            0           0           0    307,917      307,917       177,638

Notes; fixed rate
  at 11.5%                         0           0            0           0           0    200,000      200,000       226,000


Interest rate derivative financial instruments:
----------------------------------------------

Combined interest rate
  swap and cap
  agreements;
   Notional amount            46,528      53,941            0           0           0          0      100,469       (1,428)

                          Pay rate is 5-year swap rate for 6-months EURIBOR with a cap at 5.07%;
                                              receive rate is 3-months EURIBOR

Combined interest rate
  swap and cap
  agreements;
Notional amount                    0      63,912            0           0           0          0       63,912       (1,173)

                         Pay rate is 5-year swap rate for 3-months EUROLIBOR with a cap at 4.99%;
                                              receive rate is 3-months LIBOR

Interest Rate Collar;
Notional Amount               17,895     164,892            0           0           0          0      182,787       (5,164)

                                              Basis rate is 6-months EURIBOR;
                         cap rate is 5,20% (8.00% in case 6-months EURIBOR is higher than 8.00%);
                                                    floor rate is 3.00%

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The following table reconciles the changes in the fair market values of our interest rate derivatives:

                                                                                   Three months ended March 31,
                                                                                  --------------------------------
                                                                                       2003             2002
                                                                                  ---------------- ---------------
    Fair value of contracts outstanding at the beginning of period................    (7,144)         (5,140)
        Amounts paid under the contracts..........................................       363             340
        Other changes in fair market value .......................................      (984)          2,560
    Fair value of contracts outstanding at end of period..........................    (7,765)         (2,240)

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


EXCHANGE RATE SENSITIVITY

The following table provides information about our currency forward contracts and other financial instruments that are sensitive to changes in foreign exchange rates, by functional currencies. For debt obligations, the table presents principal payments and the applicable currencies. For foreign currency forwards, the table presents notional amounts and average settlement rates and the applicable currency. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

Carrying amounts for our foreign currency accounts receivable and accounts payable approximate fair value and, therefore, are not presented below.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


                                    FOREIGN CURRENCY SENSITIVITY AS OF MARCH 31, 2003
                        PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY AVERAGE SETTLEMENT RATES

                                                                                                               Fair value
                                                                                                There-          March 31,
                                             2003      2004      2005     2006      2007        after    Total    2003
                                           --------------------------------------------------------------------------------
Short-term debt to banks denominated in
Japanese yen; average fixed rate at 0.92%      3,860         0        0         0        0         0     3,860       3,860

Long-term debt to banks denominated in
Thailand baht; fixed rate at 7.25%             1,153     1,153    1,153       743        0         0     4,202       4,202

                                                                                                               ------------
Total debt denominated in foreign currencies                                                                         8,062

                                                                                                               ============

EXCHANGE RATE DERIVATIVE FINANCIAL INSTRUMENTS:
----------------------------------------------

Pay US dollar / receive euro forwards                                                                               15,161
-------------------------------------                                                                          ------------
  Number of individual contracts                  40        17        0         0        0         0        57
  Average notional amount                      2,194     2,449        0         0        0         0     2,270
  Total notional amount of USD contracts      87,740    41,629        0         0        0         0   129,369
  Average settlement rate (euro/USD)          1.0502    0.9988        0         0        0         0    1.0337
  For information purposes:
     Exchange rate at
       March 31, 2003 (euro/USD)                                                                        0.9149


Pay Japanese yen / receive euro forwards                                                                               624
----------------------------------------
  Number of individual contracts                   9         1        0         0        0         0        10
  Average notional amount                        772       772        0         0        0         0       772
  Total notional amount of Yen contracts       6,948       772        0         0        0         0     7,720
  Average settlement rate (euro/100 yen)      0.8490    0.8040        0         0        0         0    0.8445
  For information purposes:
     Exchange rate at
       March 31, 2003 (euro/100 yen)                                                                    0.7720

Pay British pound / receive euro forwards                                                                            1,076
-----------------------------------------
  Number of individual contracts                   8         5        0         0        0         0        13
  Average notional amount                      1,156     1,214        0         0        0         0     1,178
  Total notional amount of GBP contracts       9,250     6,070        0         0        0         0    15,320
  Average settlement rate (euro/GBP)          1.5464    1.5431        0         0        0         0    1.5451
  For information purposes:
     Exchange rate at
       March 31, 2003 (euro/GBP)                                                                        1.4453


Pay Canadian dollar / receive euro forwards                                                                            342
-------------------------------------------
  Number of individual contracts                  18        20        0         0        0         0        38
  Average notional amount                        275       271        0         0        0         0       273
  Total notional amount of CAD contracts       4,953     5,421        0         0        0         0    10,374
  Average settlement rate (euro/CAD)          0.6604    0.6255        0         0        0         0    0.6422
  For information purposes:
     Exchange rate at
       March 31, 2003 (euro/CAD)                                                                        0.6231

                                                                                                               ------------
Subtotal Japanese yen, British pound and Canadian
    dollar exchange rate derivative financial instruments                                                            2,042
                                                                                                               ------------

Total exchange rate derivative
    financial instruments                                                                                           17,203
                                                                                                               ============

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The aggregated fair market value of foreign currency derivative contracts at the respective balance sheet dates depends primarily on the spread between the average settlement rate of the foreign currency derivative contracts and the respective exchange rate existing at the balance sheet date as well as the aggregated notional amount.

As of March 31, 2003 the notional amount of our foreign currency forwards was EUR162,783. Based on the notional amount of our foreign currency forwards a hypothetical 10% increase in the euro to foreign currency exchange rates would reduce the fair value of our foreign currency forwards by approximately EUR16.3 million.

The notional amount of US dollar foreign currency forwards of EUR129,369 is used to hedge anticipated US dollar sales during the period from March 31, 2003 to December 31, 2003 in addition to existing accounts receivables of EUR28,846 as of March 31, 2003 denominated in US dollar.

Notional amounts of other foreign currency forwards of EUR33,414 are used to hedge sales denominated in Canadian dollar, British pound and Japanese yen and respective accounts receivables.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


The following table reconciles the changes in the fair market values of our foreign currency contracts:

                                                                                   Three months ended March 31,
                                                                                  --------------------------------
                                                                                       2003             2002
                                                                                  ---------------- ---------------
 US DOLLAR FORWARD CONTRACTS:
    Fair value of contracts outstanding at the beginning of period................       13,975          (3,497)
        Realized contracts during the period......................................       (5,036)            839
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................        5,262               0
        Other changes in fair market value .......................................          960          (1,247)
    Fair value of contracts outstanding at end of period..........................       15,161          (3,905)

 FORWARD CONTRACTS DENOMINATED IN OTHER CURRENCIES:
    Fair value of contracts outstanding at the beginning of period................        1,510             536
        Realized contracts during the period......................................         (457)           (212)
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................        1,100               0
        Other changes in fair market value........................................         (111)             (3)
    Fair value of contracts outstanding at end of period..........................        2,042             321

 TOTAL AMOUNTS FOR ALL CURRENCIES:
    Fair value of contracts outstanding at the beginning of period................       15,485          (2,961)
        Realized contracts during the period......................................       (5,493)            627
        Changes in fair value of contracts included in other comprehensive income
           for contracts designated as accounting hedges..........................        6,362               0
        Other changes in fair market value........................................          849          (1,250)
    Fair value of contracts outstanding at end of period..........................       17,203          (3,584)

Until January 1, 2003 we did not designate our currency forward contracts as accounting hedges. All gains and losses from changes in fair market value were directly included in financial income (loss) from derivatives in our consolidated statements of operations. As of January 1, 2003 we designated most of our foreign currency contracts as accounting hedges to hedge expected cash flows denominated in foreign currencies. As a result, any gains and losses under these contracts that are effective to hedge the currency exposure on our cash flows are included in other comprehensive income and reclassified to earnings in the same period as the hedged transaction affects earnings. In the three months ended March 31, 2003 net gains of EUR6,362, before tax, resulting from changes in the fair market value of foreign currency forwards were included in other comprehensive income. We reclassified EUR729, before tax, from other comprehensive income to earnings in the three months ended March 31, 2003. The reclassified amounts were included in the same financial statements line items as the hedged transaction in our consolidated statements of operations. In 2003, other changes

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


in fair market value in the table above mainly relate to derivatives not designated as accounting hedges that are used to economically hedge foreign currency accounts receivables.

                               GROHE HOLDING GMBH
            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
                    (EURO IN THOUSANDS, EXCEPT WHERE STATED)
--------------------------------------------------------------------------------


COMMODITY PRICE SENSITIVITY

The following table provides information about our inventory and fixed price purchase commitments that are sensitive to changes in commodity prices. For inventory the table presents carrying amount and fair value as of March 31, 2003. For fixed price purchase commitments the table presents notional amount and fair value as of March 31, 2003.


Commodity inventory:
-------------------

                          Carrying amount      Fair value
                          ------------------------------------

Brass                                2,011              2,108

Zinc                                   123                112

Copper                                 596                612


Fixed-price purchase commitments:
--------------------------------

                                  Notional amount by expected maturity
                        ----------------------------------------------------------         Fair value
                               2003               2004                Total
                        ------------------- ------------------  ------------------ ----------------------------
Brass                           23,396              8,675              32,071                   34,631

Zinc                             2,205                530               2,735                    2,783

Copper                           5,338              1,115               6,453                    6,363

GROHE HOLDING GMBH, HEMER



Consolidated EBITDA
Three months ended March 31, 2003 and 2002

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:


The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with US GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below. EBITDA should be considered in addition to, not as a substitute for, operating income (loss), net income
(loss), cash flow or other measures of financial performance reported in accordance with US GAAP.

                                                                      Three months ended      Three months ended
                                                                        March 31, 2003          March 31, 2002
                                                                    ----------------------- ------------------------
Consolidated net income (loss) as defined in the Indenture:
   Net income (loss) as reported in the consolidated statements of
      operations                                                       7,852                 13,874
   Income from equity method investees not received as a cash
      distribution                                                         0                      0
                                                                    ------------            -----------
      Consolidated net income (loss) as defined in the Indenture                  7,852                    13,874

Additions to / deductions from consolidated net income:
   Income tax expense                                                             4,934                    10,042
   Consolidated interest expense
      Interest expense as reported in the consolidated statements
         of operations                                                22,666                 18,038
      Net payments pursuant to interest rate swaps                       363                    340
                                                                    ------------            -----------
         Total consolidated interest expense                                     23,029                   18,378
   Depreciation expense                                                           8,808                   12,891
   Amortization of software                                                         990                      957
   Amortization of tradename                                                      4,838                    4,836
   Noncash charges                                                                  277                        0
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                                           50,728                   60,978
--------------------------------------------------------------------------------------------------------------------

GROHE HOLDING GMBH, HEMER



CONSOLIDATED EBITDA
DERIVED FROM FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH GERMAN GAAP FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 AS DEFINED IN THE INDENTURE IN THOUSANDS OF EURO:



The indenture governing our 11.5% senior notes requires us to calculate consolidated EBITDA derived from financial statements prepared in accordance with German GAAP. As not all companies do calculate EBITDA or similarly titled financial measures in the same manner, other companies' disclosure of EBITDA may not be comparable with EBITDA presented below.

                                                                  Three months ended          Three months ended
                                                                    March 31, 2003              March 31, 2002
                                                               -------------------------- ---------------------------
 Consolidated net income (loss) as defined in the Indenture:
    Net income as reported in the consolidated statements of
       operations                                                (5,138)                      3,433
    Profit attributable to minority interests                      (207)                       (187)
    Income from equity method investees
       not received as a cash distribution                            0                           0
                                                               ------------               -------------
          Consolidated net income (loss) as defined in the
              Indenture                                                        (5,345)                      3,246

 Additions to / deductions from consolidated net income:
    Income tax expense                                                          6,933                       7,572
    Consolidated interest expense
       Interest expense as reported in the consolidated
          statements of operations                                             14,704                      16,431
    Depreciation expense                                                        8,622                      12,532
    Amortization of software                                                      810                         763
    Amortization of goodwill and tradename from acquisitions                   16,777                      16,751
    Noncash charges                                                             8,637                           0
---------------------------------------------------------------------------------------------------------------------
 EBITDA                                                                        51,138                      57,295
---------------------------------------------------------------------------------------------------------------------